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Michael Kaplan
Partner

Davis Polk & Wardwell llp	212-450-4111 tel
450 Lexington Avenue	212-701-5111 fax
New York, NY 10017	michael.kaplan@davispolk.com
September 8, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela Long

Re:	Artio Global Investors Inc. Amendment No. 7 to Registration Statement on Form S-1 Filed on September 8, 2009 File No. 333-149178
Dear Ms. Lippmann and Ms. Long:
     On behalf of our client, Artio Global Investors Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 1, 2009 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on April 14, 2008, Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 12, 2008, Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on August 7, 2008, Amendment No. 4 to the Registration Statement (“Amendment No. 4”) on June 23, 2009, Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on August 3, 2009 and Amendment No. 6 to the Registration Statement (“Amendment No. 6”) on August 27, 2009. Amendment No. 7 to the Registration Statement (“Amendment No. 7”) has been filed by the Company today.
     The Company’s response is set forth below, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comment

Brigitte Lippmann and Pamela Long 2	September 8, 2009
from the Comment Letter is restated in bold italics prior to the Company’s response.
General
1.	We note your response to comment 1 in our letter dated August 17, 2009. If applicable, please disclose that you will be considered a “controlled” company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We would not object if you disclosed your response to our letter in the prospectus; i.e., that you do not intend to take advantage of the NYSE controlled company exemption.

Because Julius Baer Holding Ltd. will not hold more than 50% of the Company’s voting power following the closing of the offering, the Company will not be considered a “controlled” company under the New York Stock Exchange rules. As the “controlled” company disclosure is not applicable, the Company has not included it in Amendment No. 7.
     We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.

Very truly yours, /s/ Michael Kaplan Michael Kaplan

cc:	Richard Pell Catherine Clarkin James Gerkis